Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada.

The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+. Copies of the documents may be obtained from Merrill Lynch Canada Inc. by calling 416-369-7400 or by emailing dg.can_dcm@bankofamerica.com or Citigroup Global Markets Canada Inc. by calling 1-800-831-9146 or by emailing prospectus@citi.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD FINANCE INC.

US$700,000,000 6.300% FIXED-TO-FIXED RESET RATE SUBORDINATED NOTES DUE 2055

FINAL TERM SHEET

December 10, 2024

Issuer:	Brookfield Finance Inc.
Guarantor:	Brookfield Corporation
Guarantee:	The Notes (as defined below) will be fully and unconditionally guaranteed, on a subordinated basis, as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Corporation.
Guarantor’s Ticker:	BN
Security:	6.300% Fixed-to-Fixed Reset Rate Subordinated Notes due January 15, 2055 (the “Notes”)
Ranking:	Subordinated unsecured
Format:	SEC registered
Size:	US$700,000,000
Trade Date:	December 10, 2024
Expected Settlement Date:	December 17, 2024 (T+5) (the “Original Issue Date”)
Maturity Date:	January 15, 2055

Interest Rate:	The Notes will bear interest (i) from and including December 17, 2024 to but excluding January 15, 2035 (the “First Reset Date”) at an annual rate of 6.300% and thereafter (ii) from and including each Interest Reset Date with respect to each Interest Reset Period to but excluding, the next succeeding Interest Reset Date, the Maturity Date or date of redemption, as the case may be, at an annual rate equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date, plus a spread of 2.076% to be reset on each Interest Reset Date; provided, that the interest rate during any Interest Reset Period will not reset below 6.300% (which equals the interest rate on the Notes on the Original Issue Date). For additional information and the definitions of the terms Interest Reset Period, Five-Year Treasury Rate, Reset Interest Determination Date and First Reset Date, see “Description of the Notes—Interest” in the Preliminary Prospectus Supplement.
Interest Reset Date:	The First Reset Date and each date falling every five years thereafter.
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2025
Interest Deferral Right:	So long as no event of default has occurred and is continuing, the Issuer may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to 5 consecutive years (a “Deferral Period”). During any Deferral Period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period in accordance with the terms of the Notes). In addition, during any Deferral Period, interest on the deferred interest (“compound interest”) will accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period in accordance with the terms of the Notes), compounded semi-annually, to the extent permitted by applicable law. There is no limit on the number of Deferral Periods that may occur. Any such deferral will not constitute an event of default or any other breach under the Indenture and the Notes. Deferred interest will accrue until paid (including, to the extent permitted by law, any compound interest). A Deferral Period terminates on any Interest Payment Date on which the Issuer pays all accrued and unpaid interest (including, to the extent permitted by law, any compound interest) on such date. No Deferral Period may extend beyond the Maturity Date.

Optional Redemption:	The Issuer may redeem the Notes before their maturity, in whole or in part from time to time, (i) on any day in the period commencing on and including the date that is 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any Interest Payment Date, at a redemption price in cash equal to 100% of the principal amount of the Notes being redeemed, together with accrued and unpaid interest on the principal amount of Notes to be redeemed to, but excluding, the date fixed for redemption.
Redemption on Tax Event:	At any time after the occurrence of a Tax Event, the Issuer may, at its option, redeem the Notes (in whole but not in part) at a redemption price in cash equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.
Redemption on Rating Event:	At any time within 120 days following the occurrence of a Rating Event, the Issuer may, at its option, redeem the Notes (in whole but not in part) at a redemption price in cash equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.
Price to Public:	100.000%
Yield:	6.300%
Denominations:	Initial denominations of US$1,000 and subsequent multiples of US$1,000
Covenants:	Consolidation, merger, amalgamation and sale of substantially all assets
Use of Proceeds:	The net proceeds from the sale of the Notes will be used for general corporate purposes

Automatic Exchange:

The Notes, including accrued and unpaid interest thereon, will be exchanged automatically (“Automatic Exchange”), without the consent or action of the holders thereof, into shares of a newly-issued series of Class A Preference Shares of the Guarantor, being Class A Preference Shares, Series 53 (the “Exchange Preference Shares”) upon the occurrence of: (i) the making by the Issuer and/or the Guarantor of a general assignment for the benefit of their creditors or a proposal (or the filing of a notice of their intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by the Issuer and/or the Guarantor seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where the Issuer and/or the Guarantor are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Issuer and/or the Guarantor or any substantial part of their property and assets in circumstances where the Issuer and/or the Guarantor are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over the Issuer and/or the Guarantor or for any substantial part of their property and assets by a court of competent jurisdiction in circumstances where the Issuer and/or the Guarantor are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against the Issuer and/or the Guarantor seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where the Issuer and/or the Guarantor are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Issuer and/or the Guarantor or any substantial part of their property and assets in circumstances where the Issuer and/or the Guarantor are adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within 60 days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against the Issuer and/or the Guarantor or the appointment of a receiver, interim receiver, trustee, or other similar official for them or for any substantial part of their property and assets) (each, an “Automatic Exchange Event”).

The Automatic Exchange shall occur upon an Automatic Exchange Event (the “Exchange Time”). As of the Exchange Time, noteholders will have the right to receive one Exchange Preference Share for each US$1,000 principal amount of Notes previously held together with the number of Exchange Preference Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes, by US$1,000. Such right will be automatically exercised, and the Notes shall be automatically exchanged, without the consent or action of the holders of the Notes, into a newly issued series of fully-paid Exchange Preference Shares. At such time, all outstanding Notes shall be deemed to be immediately and automatically surrendered without need for further action by noteholders, who shall thereupon automatically cease to be holders thereof and all rights of any such holder as a debtholder of the Issuer or as a beneficiary of the subordinated guarantee of the Guarantor shall automatically cease. Upon an Automatic Exchange of the Notes, the Guarantor reserves the right not to issue some or all of the Exchange Preference Shares to any person whose address is in, or whom the Guarantor or its transfer agent has reason to believe is a resident of, any jurisdiction outside of the United States or Canada to the extent that: (i) the issuance or delivery by the Guarantor to such person, upon an Automatic Exchange of Exchange Preference Shares, would require the Guarantor to take any action to comply with securities or analogous laws of such jurisdiction; or (ii) withholding tax would be applicable in connection with the delivery to such person of Exchange Preference Shares upon an Automatic Exchange (“Ineligible Persons”). In such circumstances, the Guarantor will hold all Exchange Preference Shares that would otherwise be delivered to Ineligible Persons, as agent for Ineligible Persons, and will attempt to facilitate the sale of such shares through a registered broker or dealer retained by the Guarantor for the purpose of effecting the sale (to parties other than the Guarantor, its affiliates or other Ineligible Persons) on behalf of such Ineligible Persons of such Exchange Preference Shares.

Dividend Stopper Undertaking:	Unless the Issuer has paid all accrued and unpaid interest that has been deferred or is then payable on the Notes, subject to certain exceptions, the Guarantor will not (i) declare any dividends on the Dividend Restricted Shares or pay any interest on any Parity Indebtedness, (ii) redeem, purchase or otherwise retire Dividend Restricted Shares or Parity Indebtedness, or (iii) make any payment to holders of any of the Dividend Restricted Shares or any Parity Indebtedness in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Indebtedness, respectively.
CUSIP/ISIN:	11271L AN2 / US11271LAN29
Joint Book-Running Managers[1]:	BofA Securities, Inc. Citigroup Global Markets Inc. Mizuho Securities USA LLC SMBC Nikko Securities America, Inc.

Co-Managers:

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Brookfield Securities LLC

Desjardins Securities Inc.

Itau BBA USA Securities, Inc.

MUFG Securities Americas Inc.

SG Americas Securities, LLC

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

Santander US Capital Markets LLC

[1]	This offering will be made in Canada by Merrill Lynch Canada Inc., a broker-dealer affiliate of BofA Securities, Inc. and Citigroup Global Markets Canada Inc., a broker-dealer affiliate of Citigroup Global Markets Inc.

Capitalized terms used and not defined herein have the meanings assigned in the Issuer and the Guarantor’s Prospectus Supplement, dated December 9, 2024 to the Short Form Base Shelf Prospectus dated May 31, 2024.

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes hereunder may be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

The Notes will be issued as a separate series of debt securities under a second supplemental indenture to be dated as of the date of the issuance of the Notes (the “Second Supplemental Indenture”) to the subordinated indenture dated as of October 16, 2020 (the “Base Indenture”) (together with the Second Supplemental Indenture, the “Indenture”), between Brookfield Finance Inc., Brookfield Corporation, as guarantor, and Computershare Trust Company of Canada, as trustee. The foregoing is a summary of certain of the material attributes and characteristics of the Notes, which does not purport to be complete and is qualified in its entirety by reference to the Indenture.

No PRIIPs or UK PRIIPs key information document (KID) has been prepared as European Economic Area or UK retail investors are not targeted.